Exhibit 99.3

Dear Investor,

I am pleased to report that our performance in Q3 exceeded the guidance. As per Indian GAAP consolidated financials, the Company reported a revenue of Rs. 1,265.3 crore, a sequential growth of 9.6%. A noteworthy feature of Q3 performance was the 13.2% sequential increase in earnings per share on the back of expansion in operating margins for the second successive quarter. As per US GAAP, the Company recorded a revenue of US$ 281.8 mn and an earnings per ADS of US$ 0.36, representing a sequential growth of 5.2% and 9.8% respectively.

Q3 witnessed 35 customer additions, the highest ever in a quarter. These include six Fortune Global 500 and US 500 companies. The growth in relatively younger verticals was very heartening in Q3 and is indicative of our expanding footprint in these areas. Our strategy to broadbase the growth has resulted in increased number of customers with annual revenue run rate of more than $ 1 mn, $ 5 mn and $ 10 mn.
As regards the macro environment, there is continued confidence shown by customers in entrusting us with more opportunities to enhance business value. This is leading to increasing instances of consulting-led engagements that demand greater level of accountability and ownership for delivering business solutions.
Customers are increasingly looking for globally diversified and integrated solutions, which are creating opportunities for us to partner with them across multiple geographies. Our European and the Asia-Pacific business is benefiting from this trend in addition to increasing penetration in their home markets.
Another key aspect of the offshoring trend has been the increasing acceptance of Indian vendors in large multi-million dollar and multi-year contracts. Such deals require significant investments, in terms of resources and domain competence. Satyam is increasingly competing in a number of such deals and is well positioned to capitalize on this trend.
We are revising our annual guidance upwards in light of continued positive momentum and better than expected performance for the first three quarters of the current fiscal. We now expect revenue as per consolidated Indian GAAP financials to be between Rs. 4,780 crore and Rs. 4,786 crore, implying an annual growth rate of 35.7% to 35.9%. Earning per share for fiscal 2006 is expected to be between Rs. 30.31 and Rs. 30.36, implying a growth rate of 35.3% to 35.6%.
Nipuna, our 100% subsidiary, reported revenue of Rs. 22.1 crore, a sequential growth rate of 21.2%. The revenue guidance for the full year continues to be at US$ 18 mn.
In line with Satyam’s stated objective to emerge as pure-play IT services and solutions Company and to unlock the value of our investment , we divested our remaining stake in Sify for a consideration of US$ 63 mn in Q3. Our investment in Sify has generated significant value for our shareholders since Sify’s inception. The initial investment in Sify multiplied 23 times over a period of 10 years. I would like to place on record our appreciation for the contribution of Sify’s management in building a world-class organization in the ISP space.

B. Ramalinga Raju
Q3 Table of Contents

Financial Highlights — Indian GAAP Consolidated	2

Indian GAAP Consolidated Balance Sheet	3

Financial Highlights — Indian GAAP Standalone	4

Indian GAAP Standalone Balance Sheet	5

Financial Highlights — US GAAP	6

Subsidiaries, Joint Ventures and Associate Company	7

Business Outlook	7

Business Highlights	8

Nipuna Services Limited	8

Awards and Recognitions	9

Operational Parameters for Q3, FY 2006	10

• Q3 Revenue up 9.6% sequentially	• Sequential EPS growth of 13%

Satyam Computer Services Limited	1

Financial Highlights — Indian GAAP Consolidated
Consolidated Profit and Loss Account Summary for the quarter ended

In Rs. crore, except per share data
			Growth over		Growth over
			Dec 2004		Sep 2005
	December		Quarter	September	Quarter
	2005	2004	(%)	2005	(%)

Income
Services
- Exports	1,217.84	871.24	39.78	1,114.54	9.27
- Domestic	47.46	36.15	31.29	40.43	17.38
Total Services Income	1,265.29	907.39	39.44	1,154.97	9.55

Expenditure
Personnel Expenses	737.44	526.88	39.96	677.85	8.79
Cost of Software and Hardware sold	0.66	0.28	139.03	0.26	152.88
Operating and Administration Expenses	212.61	157.20	35.24	200.47	6.06
	950.71	684.36	38.92	878.58	8.21

Operating Profit (EBITDA)	314.58	223.03	41.05	276.39	13.82
EBITDA Margin	24.86%	24.58%		23.93%

Financial Expenses	2.66	0.25	966.61	0.77	246.14
Depreciation	34.10	28.23	20.81	34.70	(1.73)
Miscellaneous Expenditure Written Off	—	0.04	—	0.03	—

Operating Profit After Interest, Depreciation and Miscellaneous Expenses	277.82	194.51	42.83	240.89	15.33
Other Income*	32.96	2.20	1,399.07	31.55	4.46
Profit Before Tax*	310.78	196.71	57.99	272.44	14.07
Provision for Taxation	38.63	28.89	33.71	33.29	16.05
Profit After Taxation and before share of loss in Associate Company and Minority Interest*	272.15	167.82	62.17	239.15	13.80
Share of loss in Associate Company	(2.89)	(2.94)		(1.92)
Minority Interest	0.47			0.10
Profit After Taxation and share of loss in Associate Company and Minority Interest*	269.74	164.87	63.60	237.34	13.65

Earnings Per Share — (Rs. per equity share of Rs. 2 each)*
Basic	8.36	5.18	61.39	7.39	13.21
Diluted	8.06	5.09	58.35	7.18	12.26
Profit on Sale of Satyam’s stake in Sify	159.80	—		—
Profit after Sale of Satyam’s stake in Sify	429.54	164.87	160.53	237.34	80.98
Earnings Per Share — (Rs. per equity share of Rs. 2 each)#
Basic	13.32	5.18	157.14	7.39	80.24

*	Excludes profits on sale of Satyam’s stake in Sify

#	Includes profits on sale of Satyam’s stake in Sify
Q3: Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services (In Rs. crore)	1,216 - 1,221	1,265.29
EPS (In Rs.)	7.72-7.76	8.36

2	Satyam Computer Services Limited

Indian GAAP Consolidated
Balance Sheet as at

In Rs. crore
	December		March 31
	2005	2004	2005

Sources of Funds
Shareholders’ Funds
(a) Share Capital	155.67	154.78	154.86
(b) Share application money pending allotment	1.85	0.44	0.45
(c) Reserves and Surplus	4,029.82	3,035.93	3,142.81

	4,187.34	3,191.15	3,298.12

Minority Interest	3.97

Loan Funds
(a) Secured Loans	70.68	11.25	18.92
	4,262.00	3,202.40	3,317.04

Application of Funds
Fixed Assets
(a) Gross Block	1,224.33	974.15	1,014.22
(b) Less: Depreciation	805.99	680.69	705.65

(c) Net Block	418.34	293.47	308.57
(d) Capital Work in Progress	106.20	63.09	69.29

	524.55	356.56	377.86

Investments	0.00	79.85	76.31

Deferred Tax Asset / (Liability)	10.45	9.80	10.71

Current Assets, Loans and Advances
(a) Inventories	0.15	0.25	0.19
(b) Sundry Debtors	1,050.81	725.71	780.47
(c) Cash and Bank Balances	2,986.58	2,188.22	2,370.13
(d) Loans and Advances	153.75	89.25	114.75
(e) Other Current Assets	89.62	76.00	24.47

	4,280.90	3,073.43	3,290.01

Less: Current Liabilities and Provisions
(a) Current Liabilities	429.67	243.49	248.29
(b) Provisions	124.23	79.75	189.56

	553.91	323.24	437.84

Net Current Assets	3,727.00	2,756.18	2,851.16

	4,262.00	3,202.40	3,317.04

Satyam Computer Services Limited	3

Financial Highlights — Indian GAAP standalone
Profit and Loss Account Summary for the quarter ended

In Rs. Crore, except per share data
			Growth over		Growth over
			Dec. 2004		Sep. 2005
	December		Quarter	September	Quarter
	2005	2004	(%)	2005	(%)

Income
Services
- Exports	1,176.43	861.83	36.50	1,076.17	9.32
- Domestic	46.20	29.43	56.98	41.10	12.41
Total Services Income	1,222.63	891.26	37.18	1,117.27	9.43

Expenditure
Personnel Expenses	709.14	521.08	36.09	651.38	8.87
Operating and Administration Expenses	188.89	143.98	31.19	182.00	3.79
	898.03	665.06	35.03	833.38	7.76
Operating Profit (EBITDA)	324.60	220.80	47.01	283.89	14.34
EBITDA Margin	26.55%	24.77%		25.41%

Financial Expenses	1.74	0.20	770.00	0.20	770.00
Depreciation	30.36	25.22	20.38	30.93	(1.84)

Operating Profit After Interest, Depreciation and miscellaneous expenses	292.50	195.38	49.71	252.76	15.72
Other Income*	33.03	2.59	1,175.10	31.12	6.12
Profit Before Tax*	325.53	197.97	64.43	283.88	14.67
Provision for Taxation	38.65	28.59	35.19	33.15	16.59
Profit After Taxation (PAT)*	286.88	169.38	69.37	250.73	14.41
Earnings Per Share — (Rs. per equity share of Rs.2 each)*
Basic	8.89	5.49	61.98	7.80	14.01
Diluted	8.58	5.39	59.15	7.58	13.17

Profit on sale of Satyam’s stake in Sify	206.20	—		—
Profit after sale of Satyam’s stake in Sify	493.08	169.38	191.11	250.73	95.30
EPS (Rs. per equity share of Rs. 2 each)#
Basic	15.28	5.49	178.41	7.80	95.95

*	Excludes profits on sale of Satyam’s stake in Sify

#	Includes profits on sale of Satyam’s stake in Sify
Computation of profits for sale of Satyam’s stake in Sify under different GAAPs

	IGAAP		IGAAP		US GAAP
	Standalone		Consolidated		Consolidated
	(Rs. Cr.)		(Rs. Cr.)		(US$ mn)

Sale proceeds net of expenses		284.87		284.87	62.26
Carrying value of investment		22.04		68.44	18.63
Gain on sale		262.83		216.43	43.63
Capital gains tax		56.63		56.63	12.50
Reversal of deffered tax accrued till date for Sify on outside basis		—		—	-4.76

Gain on sale of investments, net of tax		206.20		159.80	35.89
Impact on EPS	Rs.	6.39	Rs.	4.96	11 cents

4	Satyam Computer Services Limited

Indian GAAP Standalone
Balance Sheet as at

In Rs. crore
	December		March 31
	2005	2004	2005

Sources of Funds
Shareholders’ Funds
(a) Share Capital	64.66	63.77	63.85
(b) Share application money pending allotment	1.85	0.44	0.45
(c) Reserves and Surplus	4,133.13	3,039.25	3,153.17

	4,199.64	3,103.46	3,217.47

Loan Funds
(a) Secured Loans	12.28	9.89	9.87
(b) Unsecured Loans	—	—	—

	4,211.92	3,113.35	3,227.34

Application of Funds
Fixed Assets
(a) Gross Block	1,073.32	902.88	937.70
(b) Less: Depreciation	773.28	663.51	685.41

(c) Net Block	300.04	239.37	252.29
(d) Capital Work in Progress	102.71	54.64	64.68

	402.75	294.01	316.97

Investments	139.78	76.12	78.48

Deferred Tax Assets (Net)	10.21	9.80	10.71

Current Assets, Loans and Advances

(a) Sundry Debtors	1,018.88	714.11	765.17
(b) Cash and Bank Balances	2,948.39	2,178.50	2,363.31
(c) Loans and Advances	160.85	99.28	119.89
(d) Other Current Assets	89.58	75.99	24.46

	4,217.70	3,067.88	3,272.83

Less: Current Liabilities and Provisions

(a) Current Liabilities	435.21	255.51	262.87
(b) Provisions	123.31	78.96	188.77

	558.52	334.47	451.64

Net Current Assets	3,659.19	2,733.41	2,821.19

	4,211.92	3,113.35	3,227.35

Satyam Computer Services Limited	5

Financial Highlights — US GAAP
Unaudited Consolidated Statements of Operations summary for the quarter ended

Thousands of US Dollars except per share data and as stated otherwise
			Growth over		Growth over
	December		Dec 2004	September	Sep 2005
			Quarter		Quarter
	2005	2004	(%)	2005	%

Revenues	$281,844	$204,679	37.70	$267,848	5.23
Gross Profit	105,170	70,096	50.04	97,148	8.26
Operating Income	58,413	40,662	43.66	51,720	12.94
Income before Income Taxes, Minority Interest and equity in earnings/(losses) of Associated Companies*	64,854	40,818	58.89	58,514	10.84
Income Taxes	(7,483)	(6,155)	21.58	(6,733)	11.14

Income before equity in earnings/(losses) of Associated Companies	57,475	34,663	65.81	51,805	10.94
Equity in earnings/(losses) of Associated Companies, net of taxes*	(308)	(380)	(18.95)	(208)	48.08
Net Income*	$57,167	$34,283	66.75	$51,597	10.80

Earnings Per Share:*
Basic	$0.18	$0.11	63.64	$0.16	9.76
Diluted	$0.17	$0.11	54.55	$0.16	8.98

Profit Net of tax on sale of Satyam’s stake in Sify	35,894	—		—

Net Income including sale of Satyam’s stake in Sify	$93,061	$34,283	171.45	$51,597	80.36

EPS including sale of Satyam’s stake in Sify#	$0.29	$0.11	164.38	$0.16	81.76

1 ADR = 2 shares

* Excludes profits on sale of Satyam’s stake in Sify

# Includes profits on sale of Satyam’s stake in Sify
Q2: Performance Against Guidance

Parameters	Guidance		Actuals
| |
Income from Software Services	US$	279 - 280 mn	US$	281.84mn
EPADS (Basic)		US$ 0.34		US$ 0.36
Statement showing reconciliation between Indian GAAP Consolidated profits to profit as per US GAAP

In US$ thousands
	December
			Quarter ended
	2005	2004	September 2005

Profit as per the Indian GAAP Consolidated Financial Statements Add/(Deduct):	$94,786	$36,742	$54,421

1 Profit/(Loss) of Subsidiaries and Associated Companies	(36)	(56)	(45)
2 Deferred Stock Compensation Charge	(72)	(905)	(236)
3 Gain on sale of shares in SIFY	630	—	—
4 Others, net	(2,247)	(1,498)	(2,543)

Net Income as per USGAAP Financial Statements	$93,061	$34,283	$51,597

6	Satyam Computer Services Limited

Subsidiaries, Joint Ventures and Associate Company
Subsidiaries
Satyam’s BPO subsidiary, Nipuna Services Limited, recorded a revenue of Rs. 22.06 crore (US$ 4.86 mn) and a net loss of Rs. 9.58 crore (US$ 2.10 mn) for the quarter ended December 31, 2005.
Satyam Technologies Inc. (STI), a 100% subsidiary of Satyam, recorded net revenue of US$ 0.45 mn and a net profit of US$ 0.03 mn for the quarter ended December 31, 2005.
Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded net revenue of RMB 10.99 mn (US$ 1.36 mn) and a net loss of RMB 2.82 mn (US$ 0.35 mn) for the quarter ended December 31, 2005.
Citisoft Plc., a Satyam subsidiary, recorded net revenue of US$ 3.49 mn and a net loss of US$ 0.42 mn for the quarter ended December 31, 2005.
Knowledge Dynamics Pte Limited, a Satyam subsidiary, recorded net revenue of US$ 0.63 mn and a net loss of US$ 0.29 mn for the quarter ended December 31, 2005.
Joint Ventures
CA Satyam ASP Pvt. Ltd., a Joint Venture between Satyam and Computer Associates, recorded revenue of Rs. 2.40 crore (US$ 0.53 mn) and a net profit of Rs 0.29 crore (US$ 0.06 mn) for the quarter ended December 31, 2005.
Satyam Venture Engineering Services., a Joint Venture between Satyam and Venture Corporation, US earned a revenue of Rs. 15.91 crore (US$ 3.50 mn) and a net profit of Rs. 1.71 crore (US$ 0.38 mn) for the quarter ended December 31, 2005.
Business Outlook*
* Outlook is based on exchange rate of Rs.44.20/US$
Indian GAAP (Consolidated, including the performance of subsidiaries but excluding gain on sale of stake in Sify Ltd.)
The Company’s outlook under Indian GAAP Consolidated for the quarter ending March 31, 2006 is as follows:
Income from services is expected to be between Rs.1,301 crore and Rs.1,307 crore, implying a growth rate of 2.8% to 3.3% over Q3 2006 income of Rs.1,265.29 crore. Basic EPS for the quarter is expected to be between Rs.8.60 and Rs.8.65 against Rs.8.36 for Q3 2006.
The Company’s outlook under Indian GAAP Consolidated for the fiscal year ending March 31, 2006 is as follows:
For fiscal 2006 income from services is expected to be between Rs.4,780 crore and Rs.4,786 crore, implying a growth rate of 35.7% to 35.9% over fiscal 2005 income of Rs.3,521 crore. Basic EPS for the fiscal is expected to be between Rs.30.31 and Rs.30.36, implying a growth rate of 35.3 % to 35.5% over fiscal 2005 EPS of Rs.22.40.
US GAAP (Consolidated, including the performance of subsidiaries but excluding gain on sale of stake in Sify Ltd.)
The Company’s outlook for the quarter ending March 31, 2006 is as follows:
Consolidated revenue is expected to be between US$ 297.3 mn to US$ 298.7 mn and basic earning per ADS is expected to be US$ 0.38.
The Company’s outlook for the fiscal year ending March 31, 2006 is as follows:
For fiscal 2006, consolidated revenue is expected to be between US$1,093 mn and US$1,094 mn, implying a growth rate of 37.7% to 37.9% over fiscal 2005. Basic earnings per ADS for the fiscal is expected to be US$1.32 implying a growth rate of 36.0 % over fiscal 2005.

Satyam Computer Services Limited	7

Business Highlights
Satyam added 35 new customers in Q3, including 6 Fortune Global and US 500 companies.
Some of the prominent customers added in Q3 include one of the world’s largest elevator and escalator company, a world-renowned package and freight delivery company, a large European automobile major, and a global retailer.
Satyam expanded its footprint in the insurance sector with the addition of a large US-based P&C insurer and a leading global insurance broker. Q3 also witnessed Satyam’s increasing involvement in enterprise-wide consulting for major global insurers. Examples of consulting assignments for insurers include a study for recommendation of core insurance product for a global insurer; a validation and recommendation study of enterprise architecture to support the three year business plans of a major insurer in Australia; an end-to-end data warehouse assessment, and strategy & architecture implementation assignment for a leading insurer in the Asia-pacific.
Satyam is assisting the world’s leading diversified manufacturer of motion and control technologies reengineer the product design.
A leading telecom service provider in the Asia-Pacific region has sought Satyam’s expertise in architecting, designing and implementing an Intranet Site Manager to manage over 3,000 sites with 60,000 web pages used by over 40,000 users. Its special feature is its ability to be accessed by the visually handicapped and other physically challenged users.
One of the largest Federal government agencies of South Africa sought Satyam’s services to define their long-term Information Management Systems, technology strategy and roadmap. Specifically, Satyam provided recommendations on proposed governance, applications, infrastructure & people, and an elaborate Information Architecture plan.
Satyam has made further inroads in the transportation and travel sector with some notable customer additions in Q3. Satyam has inked a deal with the largest ocean freight company for building the critical goods network and has partnered with the world’s leading package delivery and freight company to lead and guide them in their outsourcing efforts.
Nipuna Services Limited
(BPO subsidiary)
Nipuna Services Limited, the world’s first BPO services company to achieve eSCM-SP Capability Level 4 Certification, is setting up its third delivery site at Chennai, primarily focused on animation, apart from other verticals. Nipuna currently delivers services to customers from two facilities, one in Hyderabad and one in Bangalore. Nipuna has infrastructure to accommodate approximately 2,200 employees. As of December 31, 2005, Nipuna had 1,639 employees.
In a breakthrough development, Nipuna has signed a deal with 4K Animation GmbH, a German animation company to produce 3-D animation for television production and commercials. The deal size is worth Euro 7 mn, (equivalent to US$ 8 mn). This is one of the largest deals won by an Indian BPO company in the Animation space.
During the quarter, Nipuna added two customers from the US and Europe, in the media and animation vertical. The company is handling 67 processes in engineering , healthcare, insurance, artwork management, IT helpdesk, finance and accounts, animation, customer contact & data management areas.
Nipuna reported revenues of US$ 4.86 mn (Rs. 22.06 crore) for Q3 FY06. The revenue guidance for FY 2006 remains at US$ 18 mn.

8	Satyam Computer Services Limited

Awards & Recognitions
Satyam wins ‘Vendor — Client Collaboration Award’ at Gartner’s Global Sourcing Summit
Satyam Computer Services Limited won the ‘Vendor/Client Collaboration Award’ — a prestigious award recognizing effectiveness in delivering successful consumer alliance — at the Global Sourcing Summit, hosted in San Diego, California from November 1-3, 2005. Satyam was declared the winner of the Vendor/Client Collaboration award by the esteemed participants, comprising industry captains and key IT people.
Satyam wins ICWAI Award
Satyam has been awarded the ICWAI National Award for Excellence in Cost Management for 2005 under the services category. Instituted in the year 2003, by the Institute of Cost & Works Accountants of India, the awards are presented annually to corporate organizations in their journey towards excellence in cost, quality and delivery.
A distinguished jury consisting of people of eminence from Industry, Academics and Administration selected Satyam for the coveted award. Satyam is the only Company from the IT sector to have received the award.
Satyam receives Indo-Australian Business Excellence Awards
Satyam has been accorded the prestigious Indo-Australian Business Excellency Award. The award recognizes a company’s spirit of entrepreneurship, and significant strategic investments made in Australia. Satyam was recognized by the Australian government as a key Indian player in Australia, supporting industry growth and development, and investing in local human capital.
The award is facilitated by leading bodies, such as Invest Australia, The Australian Trade Commission (Austrade), Australia-India Council, Western Australian Trade Offices, Export Import Bank of India, and Indo-Australian Chamber of Commerce.
Satyam wins the ROC Award
Satyam won the ROC Award recently. Satyam’s Internal Audit function has joined the elite list of companies across the world to have received the ‘Recognition of Commitment Award’ (ROC) from the ‘The Institute of Internal Auditors, USA’ (IIA). The ROC Award is the highest recognition for an internal audit department confirming their commitment to best practices and highest quality standards.
Forrester: “ Satyam is best suited for all types and sizes of SAP projects”
Forrester Research Inc., conducted a study to determine the state of the SAP services market, by evaluating the strengths and weaknesses of nine Indian service providers. The results of the study according to the The Forrester Wave™: Indian SAP Services, Q4 2005, concludes that Satyam has the strongest, most global SAP offerings today.
According to Forrester, unlike most vendors who are suited to carry out only the latter part of SAP implementation and lack the expertise in business process modeling needed for implementation, Satyam is best suited for all types and sizes of SAP Projects. The study further concluded, that the Company has an incredibly strong relationship with SAP, making customer-specific SAP customizations easier to realize through a Satyam relationship.
Satyam and Microsoft China in a tie-up for Enterprise Solutions Market in Greater China
Satyam and Microsoft China, have entered into a Memorandum of Understanding to jointly develop a multi-billion Enterprise Solutions market on the Microsoft platform in the Greater China Region, leveraging products from Microsoft alongside solutions and services from Satyam.
The MoU agrees to establish a Satyam Microsoft Adaptive Solution Center, in the Greater China region, which will showcase Satyam’s global state-of-the-art capabilities, among which are Enterprise Architecture, Application Integration, Microsoft Dynamics Solutions, Business Intelligence, Infrastructure Solutions and Portals — leveraging Microsoft products and tools. A significant pool of skilled Satyam Enterprise Architects and Business will staff the Center. Technology consultants will focus on reduction in Total Cost of Ownership (TCO) and will enhance the Return on Investment (ROI).

Satyam Computer Services Limited	9

Operational parameters for Q3, fiscal 2006
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Revenue Growth (%)

Particulars	Q3 2006	Q2 2006	Q3 2005	FY 2005
Increase/(Decrease) in revenue in US$ terms	5.70	7.27	8.86	39.71
Increase/(Decrease) in revenue due to change in:
- Volume (Hours billed)	5.54	7.11	8.76	39.62
- Billing rate	0.16	0.16	0.10	0.09
- US$ exchange rate	3.73	0.73	(3.77)	(3.41)

Increase/(Decrease) in revenue in Rupee terms	9.43	8.01	5.09	36.30

Break-up of export revenue between offshore and onsite (%)

Location	Q3 2006	Q2 2006	Q3 2005	FY 2005
Offshore	45.00	44.22	42.43	42.46
Onsite	55.00	55.78	57.57	57.54

Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q3 2006	Q2 2006	Q3 2005	FY 2005
North America	64.43	66.80	67.58	68.80
Japan	1.22	1.20	1.10	1.76
Europe	18.48	18.34	17.82	16.56
Rest of World	15.87	13.66	13.50	12.88

Total	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q3 2006	Q2 2006	Q3 2005	FY 2005
Software Development and Maintenance	50.09	50.13	53.55	54.20
Consulting and Enterprise Business Solutions	39.44	39.41	35.30	34.86
Extended Engineering Solutions	6.38	6.57	7.06	6.81
Infrastructure Management Services	4.09	3.89	4.09	4.13

Total	100.00	100.00	100.00	100.00

Revenue by line of business (%)

Line of business	Q3 2006	Q2 2006	Q3 2005	FY 2005
Banking & Finance	19.00	20.06	18.13	18.04
Insurance	9.04	8.68	12.09	11.52
Manufacturing	27.63	29.17	27.91	28.85
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	18.54	19.17	16.85	17.56
Healthcare	7.15	5.59	6.37	6.10
Retail	3.22	2.94	2.91	2.80
Transportation	3.12	2.45	2.39	2.69
Others	12.28	11.94	13.36	12.44

Total	100.00	100.00	100.00	100.00

10	Satyam Computer Services Limited

Operational parameters for Q3, fiscal 2006 (contd.)
Revenue by contract type (%)

Contract	Q3 2006	Q2 2006	Q3 2005	FY 2005
Time & Material	64.58	65.08	64.62	65.60
Fixed Bid	35.42	34.92	35.38	34.40

Total	100.00	100.00	100.00	100.00

Changes in billing rates (%)

		For the Quarter
Particulars	Sequential	Year on Year	FY 2005
Onsite	0.07	0.37	0.05
Offshore	0.03	0.56	0.00
Domestic	4.58	7.07	1.91

B. Associate Data
Location-wise break up of Associates

Particulars	Q3 2006	Q2 2006	Q3 2005
Onsite	5,517	5,276	4,163
Offshore	15,201	14,673	11,573
Domestic	1,072	941	760
Total Technical	21,790	20,890	16,496
Support	1,642	1,592	1,169

Total	23,432	22,482	17,665

(Total number of Associates, including Subsidiaries and Joint Ventures is 27,662)
Attrition

Particulars	Q3 2006	Q2 2006	Q3 2005
Attrition rate (TTM)	17.98	16.21	17.71

Utilization/Loading rates (in %)

Particulars	Q3 2006	Q2 2006	Q3 2005
Onsite	97.60	96.98	96.09
Offshore	79.67	79.43	76.71
Domestic	98.21	94.77	87.28
Offshore with trainees	74.28	74.70	70.63

C. Customer Information
Revenue contribution (in %)

Revenues from	Q3 2006	Q2 2006	Q3 2005
Top Customer	9.39	8.95	11.20
Top 5 Customers	24.56	25.66	30.41
Top 10 Customers	36.75	38.66	43.64

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Operational parameters for Q3, fiscal 2006 (contd.)
Number of customers with annualized billing exceeding:

	Q3 2006	Q2 2006	Q3 2005
US$1 mn	142	137	118
US$5 mn	49	43	30
US$10 mn	25	22	19

Revenue from existing business and new business (%)

	Q3 2006	Q1 2006	Q2 2005
Existing business	92.07	92.39	91.60
New business	7.93	7.61	8.40
Total	100.00	100.00	100.00

Other Information

Particulars	Q3 2006	Q2 2006	Q3 2005
New customers added	35	32	28
Number of active customers	452	429	372
Receivable days	75	72	72

(Total number of customers including Citisoft, Knowledge Dynamics and Nipuna is 500)

12	Satyam Computer Services Limited

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers reengineer and reinvent their businesses to compete successfully in an ever-changing marketplace. Over 23,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 452* global companies, of which 155* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 53 countries, across six continents.
*As on December 31, 2005
For more information, visit us at: www.satyam.com
Safe Harbor
This document contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended Sept. 30, 2005, furnished to the United States Securities Exchange Commission on Oct. 27, 2005, and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-55854343 Fax: +91-40-27840058
Email: murti_t@satyam.com

Satyam Computer Services Limited	13